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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             AMERICAN STUDIOS, INC.
                           (Name of Subject Company)

                             AMERICAN STUDIOS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  030102 10 7
                     (CUSIP Number of Class of Securities)

                              J. ROBERT WREN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             AMERICAN STUDIOS, INC.
                         11001 PARK CHARLOTTE BOULEVARD
                        CHARLOTTE, NORTH CAROLINA 28273
                                 (704) 588-4351
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)

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                                WITH A COPY TO:

                               E. LYNWOOD MALLARD
                            PETREE STOCKTON, L.L.P.
                          3500 ONE FIRST UNION CENTER
                            301 SOUTH COLLEGE STREET
                      CHARLOTTE, NORTH CAROLINA 28202-6001
                                 (704) 338-5000

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is American Studios, Inc., a North Carolina corporation (the "Company"), which has its principal executive offices at 11001 Park Charlotte Boulevard, Charlotte, North Carolina 28273. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 ("Schedule 14D-9") relates is the common stock, par value $.001 per share, of the Company (the "Common Stock"). Unless the context requires otherwise, as used herein, the term "Shares" shall mean the outstanding shares of the Common Stock.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 20, 1996 (the "Schedule 14D-1") by ASI Acquisition Corp., a North Carolina corporation (the "Purchaser") and a wholly owned subsidiary of PCA International, Inc., a North Carolina corporation (the "Parent") (the Purchaser and the Parent referred to collectively as "PCA"), to purchase all of the Shares, at a price of $2.50 per Share (the "Offer Price"), net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated December 20, 1996, as amended or supplemented (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 17, 1996, by and among the Company, the Purchaser and Parent (the "Merger Agreement"). The Merger Agreement provides, among other things, that, promptly following completion of the Offer and subject to the terms and conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). At the time the Merger is effective (the "Effective Time"), each Share then outstanding (other than Shares held by the Purchaser, Parent, the Company or any of their respective subsidiaries and other than Shares held by shareholders who have exercised their right to demand and to receive the fair value of such Shares under North Carolina law) will be cancelled and converted into the right to receive from the Surviving Corporation $2.50 in cash. A copy of the Merger Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

     According to the Schedule 14D-1, the principal executive office of PCA is 815 Matthews -- Mint Hill Road, Matthews, North Carolina 27102.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement or understanding, and each actual or potential conflict of interest, between the Company or its affiliates and either (1) the Company, its executive officers, directors, or affiliates or (2) PCA, its executive officers, directors, or affiliates is described in Annex I attached to this Schedule 14D-9 and incorporated herein by reference or is set forth below.

EMPLOYMENT AND NONCOMPETE AGREEMENTS WITH PARENT

     Parent has executed an employment agreement with each of J. Robert Wren, Jr., R. Kent Smith, Randy J. Bates, James O. Mattox, Shawn W. Poole and Ed J. Tepera (together, the "Employment Agreements"). All of the foregoing persons except Mr. Bates and Mr. Smith are executive officers of the Company and Mr. Bates, Mr. Wren and Mr. Smith are directors of the Company. The Employment Agreements, executed by Parent, have been placed in escrow, pursuant to an escrow agreement between Parent and the Company dated December 17, 1996 (the "Escrow Agreement"), a summary of certain terms of which is set forth in this
Schedule 14D-9. Such summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Escrow Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference. Pursuant to the Escrow Agreement, among other things, the
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Employment Agreements will become effective one day following the consummation of the Offer. The following is a summary of the material terms of the Employment Agreements. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Employment Agreements, copies of which are together filed herewith as Exhibit 3 and are incorporated herein by reference.

     Pursuant to his Employment Agreement, Mr. Wren will serve as Executive Vice President, General Counsel and Assistant to the Chief Executive Officer of Parent. Mr. Wren's base annual compensation will be $250,000 and he will be eligible to participate in bonus programs available to other executive vice presidents of Parent. Mr. Wren's term of employment is three years. If he is terminated by Parent without cause during such three year term or if he voluntarily terminates following one year of employment, he will receive a severance payment the amount of which will depend upon the time of termination but which will be not less than one year's base compensation nor more than his aggregate base annual compensation for the remaining term of employment. Pursuant to Mr. Wren's Employment Agreement, Parent has agreed to grant Mr. Wren an option to purchase 150,000 shares of the common stock of Parent ("Parent Stock") pursuant to Parent's 1996 Omnibus Long-Term Compensation Plan (the "Plan") at an exercise price equal to the trading price of the Parent Stock on the effective date of the grant as defined in the Plan. Such option will become exercisable in three equal annual increments, or immediately upon the termination of such agreement by Mr. Wren or by the Parent without cause, and terminates 10 years from the date of grant without regard to a termination of employment other than a termination for cause.

     Mr. Smith and Mr. Bates each will serve as a special advisor to Parent for a four month period pursuant to their Employment Agreements. Mr. Smith will receive monthly compensation of $12,833, and Mr. Bates will receive monthly compensation of $13,750. After such four month period, Mr. Smith and Mr. Bates each will be prohibited by non-compete covenants under such agreements from competition with Parent for a period of five years and eight months in consideration of the same monthly payments through the end of such period. Pursuant to the Employment Agreements of Mr. Smith and Mr. Bates, Parent has agreed to grant each such person an option to purchase 100,000 shares of Parent Stock pursuant to the Plan at an exercise price equal to the trading price of the Parent Stock on the effective date of the grant as defined in the Plan. Such options become exercisable on the date of grant and terminate five years from such date.

     Pursuant to his Employment Agreement, Mr. Mattox will serve as a Senior Vice President of Parent for a term of one year at a base annual compensation of $125,000. Under such agreement, if Mr. Mattox is terminated by Parent without cause during or after such one year term, or if he voluntarily terminates his employment after such one year term, he will receive a severance payment of $195,000. If he voluntarily terminates prior to the end of his one year term, his severance payment will be $70,000. Mr. Mattox will be eligible to participate in bonus programs made available to other senior vice presidents of Parent. Pursuant to Mr. Mattox's Employment Agreement, Parent has agreed to grant Mr. Mattox an option to purchase 25,000 shares of Parent Stock pursuant to the Plan at an exercise price equal to the trading price of the Parent Stock on the effective date of the grant as defined in the Plan. Such option will become exercisable in five annual equal increments and terminates 10 years following the date of the grant or three months after the termination of Mr. Mattox's employment with Parent, whichever is earlier.

     Pursuant to his Employment Agreement, Mr. Poole will be employed by Parent for a period of four months under the supervision of the Chief Financial Officer of Parent. Mr. Poole will receive monthly compensation of $15,624. Under such agreement, if Mr. Poole is terminated by Parent without cause during or after such four month term, or if he voluntarily terminates such employment following such four month term, he will receive a severance payment of $31,248.

     Pursuant to his Employment Agreement, Mr. Tepera will serve as a Senior Vice President -- Manufacturing of Parent for a term of one year at a base annual compensation of $115,000. Under such agreement, if Mr. Tepera is terminated by Parent without cause during or after such one year term, he will receive a severance payment of 50% of his base annual compensation. Mr. Tepera will be eligible to participate in bonus programs available to other senior vice presidents of Parent. Pursuant to Mr. Tepera's Employment Agreement, Parent has agreed to grant Mr. Tepera an option to purchase 20,000 shares of Parent Stock

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pursuant to the Plan at an exercise price equal to the trading price of the
Parent Stock on the effective date of the grant as defined in the Plan. Such option will become exercisable in five annual equal increments and terminates 10 years following the date of the grant or three months after the termination of Mr. Tepera's employment with Parent, whichever is earlier.

     The foregoing Employment Agreements of Mr. Wren, Mr. Mattox and Mr. Tepera contain certain noncompetition covenants of varying duration pursuant to which each such officer is prohibited from providing portrait photography services to certain persons and entities within certain geographic areas following the expiration of the terms of such agreements (without regard to the termination of employment prior to the expiration of the terms of such agreements).

STOCK OPTIONS

     Pursuant to the Merger Agreement, the Company has agreed to cause, as of the earlier of the Effective Time or the expiration of the Offer (if at such time the Shares tendered and not withdrawn pursuant to the Offer equal 80% or more of the Shares) (such earlier date the "Acceleration Time"), all outstanding options to purchase shares of the Common Stock (the "Options") outstanding under the Company's 1992 Stock Option Plan, Equity Compensation Plan or Non-Employee Directors' Plan to become exercisable in full. The Company has obtained or will obtain the agreement of all holders of Options to the cancellation of the Options as of the Acceleration Time in consideration for which, at the Acceleration Time, Parent will cause the Company (or the Purchaser as provided in the Merger Agreement) to pay each such holder of an Option the product of the excess, if any, of the Offer Price over the exercise price of such Option and the number of shares of Common Stock subject to such Option at the Acceleration Time or, with regard to certain holders of Options having an exercise price equal to or greater than the Offer Price, not more than $100 per optionee. As a result of the foregoing, each non-employee director of the Company (Mr. Bolger, Mr. Cost, Mr. Ferrell, and Mr. Shaw) will receive $6,250 in respect of outstanding Options held by him, and Mr. Wren, Mr. Smith, Mr. Mattox, Mr. Poole and Mr. Tepera will receive $168,750, $112,500, $112,500, $112,500 and $56,250, respectively, in respect of outstanding Options held by them.

SEVERANCE AND RELATED MATTERS

     In May 1996, in connection with his initial employment by the Company, Mr. Poole entered into an employment agreement with the Company providing for, among other things, a payment to Mr. Poole in the event of a change in control of the Company, as defined in such agreement, followed by a termination of Mr. Poole's employment by the Company, in an amount equal to two times his then base annual salary, payable in a lump sum. In September 1996, the employment agreements between the Company and each of Mr. Wren, Mr. Mattox and Mr. Tepera, as well as certain other officers of the Company, were amended to provide for similar payments to each such person. Pursuant to their employment agreements with the Company, as so amended, each of Mr. Wren and Mr. Mattox will receive payments equal to two times his then base annual salary, payable in a lump sum, and Mr. Tepera will receive a payment in an amount equal to one and one-half times his then base annual salary, also payable in a lump sum, in each case, upon a change in control of the Company, as defined in such agreements, followed by a termination of employment.

     In addition, pursuant to the terms of their employment agreements with the Company, upon a termination without cause, each of Mr. Bates and Mr. Smith will receive 100% of his then base annual salary for a period of 12 months and, thereafter, 50% of such salary for a period of 24 months.

     Pursuant to the Escrow Agreement, the Company has agreed, at Parent's request, to terminate the employment of Mr. Wren, Mr. Mattox, Mr. Poole, Mr. Tepera, Mr. Bates and Mr. Smith on the day following the consummation of the Offer (at which time such persons will become employees of Parent pursuant to the Employment Agreements as discussed above) and to pay the amounts to which such persons are entitled under their employment agreements with the Company as a result of such terminations (except as otherwise agreed) in a lump sum and Parent has agreed to provide funds to the Company necessary for the Company to pay such amounts. As a result of the foregoing, upon the consummation of the Offer and a termination of

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employment by the Company, Mr. Wren, Mr. Bates, Mr. Smith, Mr. Mattox, Mr. Poole
and Mr. Tepera will receive lump sum payments of $539,000, $550,000, $423,971, $180,000, $250,000 and $172,500 respectively.

STOCK AGREEMENTS

     Parent and the Purchaser have entered into stock agreements, dated December 17, 1996 (the "Stock Agreements"), with each of Merrill Lynch Capital Corporation (the owner of 5,950,177 Shares); Randy J. Bates (a founder and director of the Company), his spouse, irrevocable trusts for the benefit of each of his three children, a non-profit corporation of which Mr. Bates serves as an officer and a director and another unrelated non-profit corporation (the owners of an aggregate of 2,438,345 Shares); R. Kent Smith (a founder and director of the Company) and irrevocable trusts for the benefit of each of his two children (the owners of an aggregate of 1,205,567 Shares); J. Robert Wren, Jr. (an executive officer and director of the Company) and a non-profit corporation of which he serves as an officer and director (the owners of an aggregate of 343,785 Shares); Tom E. DuPree (the owner of 1,455,000 Shares); Alan P. Shaw (a director of the Company and the owner of 347,600 Shares); and Norman V. Swenson, Jr., (a founder and director of the Company) and irrevocable trusts for the benefit of each of his three children (the owners of an aggregate of 795,157 Shares) (each referred to herein as a "Designated Shareholder" or collectively as the "Designated Shareholders") with respect to an aggregate of 12,535,631 Shares owned by them representing approximately 58% of the Shares. The following is a summary of the material terms of the Stock Agreements. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Stock Agreements, the forms of which are together filed herewith as Exhibit 4 and are incorporated herein by reference. The Stock Agreements between Parent and Purchaser and each of Mr. DuPree, Mr. Shaw, Mr. Swenson and the irrevocable trusts for the benefit of Mr. Swenson's children do not contain the provision relating to the granting to Parent of an irrevocable option to purchase their Shares under certain circumstances as described below. It is anticipated that Parent and the Purchaser will enter into agreements similar to the Stock Agreements of the persons identified in the preceding sentence with certain family members of Mr. Shaw with respect to an aggregate of approximately 50,000 Shares owned by them.

     Tender of Shares. Upon the terms and subject to the conditions of the Stock Agreements, the Designated Shareholders have agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth (or, in the case of Merrill Lynch Capital Corporation, the tenth) business day after commencement of the Offer, the number of Shares owned beneficially by the Designated Shareholders, an aggregate of 12,535,631 Shares, representing approximately 58% of the Shares (or approximately 54% of the Shares calculated on a fully diluted basis).

     Stock Option. Certain of the Designated Shareholders who beneficially own an aggregate of 9,937,874 Shares, representing approximately 46% of the Shares (or approximately 43% of the Shares calculated on a fully diluted basis), have each granted to Parent an irrevocable option (a "Stock Option") to purchase such Designated Shareholder's Shares (the "Option Shares") at a purchase price per Share equal to the Offer Price. Pursuant to the Stock Agreement of each such Designated Shareholder, if (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser, or (ii) the Merger Agreement is terminated in accordance with its terms, the Stock Option will, in any such case (but provided neither Parent nor the Purchaser is in material breach of the Merger Agreement), become exercisable, in whole or in part, upon the first to occur of any such event and remain exercisable, in whole or in part, until the date which is forty-five days after the date of the occurrence of such event (the "45 Day Period"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), required for the purchase of the Option Shares upon such exercise shall have expired or been waived, and (ii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Stock Option pursuant to such Stock Agreement. Each such Stock Agreement provides that if all HSR Act waiting periods have not expired or been waived, or there shall be in effect any such injunction or order, in each case on the expiration of the 45 Day Period, the 45 Day Period shall be extended until five business days after the later of (A) the date of expiration or waiver of all HSR Act waiting periods and (B) the date of removal or lifting of such injunction or order but in no event shall the 45 Day Period be extended beyond

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June 30, 1997. Pursuant to the Stock Agreements of such Designated Shareholders,
Parent has agreed that in the event it exercises the Stock Options and purchases the Option Shares (i) prior to the commencement of the Offer and (ii) in the absence of an Acquisition Proposal (as defined in the Stock Agreements) for the Company providing consideration greater than the Offer Price, Parent will, to the extent permitted by law, seek to purchase all of the remaining shares of Common Stock of the Company outstanding at the Offer Price pursuant to the Merger Agreement and/or the Offer.

     Provisions Concerning the Shares. Each Designated Shareholder has agreed that during the period commencing on the date of the Stock Agreements and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Company's shareholders or in connection with any written consent of the Company's shareholders, the Designated Shareholders will vote (or cause to be voted) the Shares then held of record or beneficially owned by such Designated Shareholder,
(i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stock Agreements and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stock Agreements and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transaction contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries and (C) (1) any change in a majority of the persons who constitute the Board; (2) any change in the present capitalization of the Company or any amendment of the Company's Articles of Incorporation or Bylaws (3) any other material change in the Company's corporate structure or business or (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or (3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stock Agreements and the Merger Agreement. Each Designated Shareholder has further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above.

     Other Covenants, Representations, Warranties. In connection with each Stock Agreement, each Designated Shareholder made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Designated Shareholder's authority to enter into and perform obligations under the Stock Agreement, (iii) the receipt of requisite governmental consents and approvals, (iv) the absence of liens and encumbrances on and in respect of the Designated Shareholder's Shares, and (vi) the solicitation of Acquisition Proposals (except that no Designated Shareholder will be prevented from exercising any fiduciary duty that he may have in his capacity as a directory or officer of the Company, if any) and (vii) the waiver of the Designated Shareholder's appraisal rights. Parent and the Purchaser have made certain representations and warranties with respect to Parent and the Purchaser's authority to enter into each Stock Agreement and the receipt of requisite governmental consents and approvals.

     Pursuant to the Stock Agreements, Parent has agreed to indemnify the Designated Shareholders in certain circumstances.

ADDITIONAL CONFLICTS

     Historically, the Company has not paid directors' fees for attendance at telephonic meetings of the Board and has not paid for attendance at telephonic or in person meetings of committees of the Board. Given the numerous meetings of the Board and the Stock Option/Compensation Committee of the Board, most of which were required to be held by telephone, relating to the Merger Agreement and the transactions contemplated thereby, the Company determined to pay its non-employee directors (Mr. Bolger, Mr. Cost, Mr. Ferrell, Mr. Shaw and Mr. Swenson) the regular per meeting fee of $1,500 for each meeting (in person or telephonic) of the Board or the Stock Option/Compensation Committee attended by any such director with regard to the Merger Agreement or the transactions contemplated thereby, not to exceed $20,000 per director.

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     In connection with a verbal agreement with Mr. Swenson relating to the termination of his consulting agreement with the Company in November 1995, the Company has determined to pay Mr. Swenson $56,000 (the amount that would have been payable during the remainder of the term of his consulting agreement had it not been terminated). Such agreement was terminated by the Company at such time in connection with the modification of the Company's credit facility. At the time of such termination, the Company verbally agreed with Mr. Swenson that it would resume its consulting agreement with him at such time as it was permissible to do so under the credit facility.

     The Company and Parent have had discussions concerning the possible payment of discretionary cash bonuses to certain employees of the Company. The amount and other conditions of any such bonuses have not been determined. If any such bonuses are paid, the recipients may include executive officers of the Company and the amounts thereof may be material.

THE MERGER AGREEMENT

     The following is a summary of certain material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is hereby incorporated herein by reference.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the condition that there shall be validly tendered and not withdrawn prior to the expiration of the Offer at least a majority of the Shares on a fully diluted basis (the "Minimum Condition"), change the form of consideration payable in the Offer or modify or change any condition of the Offer, except that if on the initial scheduled expiration date all conditions to the Offer shall not have been satisfied or waived, the Purchaser may extend from time to time for a period of not greater than twenty business days following the initially scheduled Expiration Date; provided that the expiration date may not be extended beyond March 31, 1997. The Merger Agreement provides that the Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law; provided, however, that if, immediately prior to the expiration date of the Offer, as it may be extended, the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the Shares outstanding, the Purchaser may extend, but not beyond March 31, 1997, the Offer for a period not to exceed twenty business days. In addition, the Merger Agreement provides that, without the consent of the Company, the Offer Price may be increased and the Offer may be extended, but not beyond March 31, 1997, to the extent required by law in connection with such an increase in the Offer Price.

     The Merger. Following consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with North Carolina law, at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Articles of Incorporation, in order to consummate the Merger; (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger

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Agreement will have been obtained and shall be in effect at the Effective Time;
(iii) there shall be no order or injunction of a court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger; (iv) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; and (v) the applicable waiting period under the HSR Act shall have expired or been terminated.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent, or any Shares which are held by shareholders exercising appraisal rights under North Carolina law) shall be converted into the right to receive the Offer Price and (ii) each issued and outstanding share of the Purchaser shall be converted into one share of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that promptly after the purchase by Parent of at least a majority of the Shares (on a fully diluted basis) pursuant to the Merger Agreement, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. The Company will, upon request of the Purchaser, use its best efforts promptly to either increase the size of its Board of Directors or secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be elected to the Board. Until the Effective Time, the Company shall use all reasonable efforts to retain as members of the Board at least two directors who are neither officers of Parent, or designees, shareholders or affiliates of Parent. The Company's obligation to appoint Parent's designees to the Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

     Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the "Commission") a preliminary proxy or information statement relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement (as defined herein) and, after consultation with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its shareholders and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. If the Purchaser acquires at least a majority of the Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger. Pursuant to the Stock Agreements, shareholders owning approximately 58% of the Shares have agreed to tender such Shares, and therefore the Purchaser will acquire at least a majority of the Shares. The Company has agreed, subject to the fiduciary obligations of the Board under applicable law as advised by independent counsel, to include in the Proxy Statement the recommendation of the Board that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with North Carolina law.

     Options.  Pursuant to the Merger Agreement, effective as of the earlier of
(i) Effective Time or (ii) the expiration date of the Offer (if at such time the Shares tendered and not withdrawn pursuant to the Offer equal 80% or more of the Shares) (such earlier date the "Acceleration Time"), the Company shall cause each outstanding employee stock option to purchase Shares (the "Employee Options") granted under the Company's 1992 Stock Option Plan and the Company's Equity Compensation Plan (collectively, the "Employee Option Plans") and each outstanding non-employee director option to purchase Shares ("Director Options" and collectively with Employee Options, the "Options") granted under the Company's Stock Option Plan for Non-Employee Directors (together with the Employee Option Plans, the "Option Plans"), whether or not then exercisable or vested, to become fully exercisable and vested. The Company has obtained the agreement of each optionee under the Option Plans to the cancellation of all outstanding Options as of the Acceleration Time, in consideration for which (except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree), at the Acceleration Time Parent will cause the Company (or, at Parent's option, the Purchaser and, in the event the Company is unable to do so, the Purchaser (which obligation of the Purchaser Parent agrees to fund on a timely basis)) to pay to such holders of Options an amount equal the product of (i) the excess, if any, of the Offer Price over the exercise price of each such Option and (ii) the number of Shares previously subject to the Option immediately prior to its cancellation. Cancellation of Options having an exercise price equal to or in excess of the Offer Price shall be not in excess of $100 per optionee. The Merger Agreement also provides that notwithstanding the provisions of this paragraph, the Company shall reasonably cooperate with Parent and the Purchaser in structuring transactions described in this paragraph with respect to Options so as to optimize the tax treatment of Parent or the Purchaser in connection therewith.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated or provided by the Merger Agreement or agreed to in writing by Parent, prior to the time the designees of Parent constitute a majority of the Board of the Company pursuant to the terms of the Merger Agreement (the "Appointment Time"), the business of the Company and its subsidiaries shall be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use its commercially reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and the Company and its subsidiaries will not, directly or indirectly, except as permitted by Parent (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any Shares, preferred stock or capital stock of any of its subsidiaries beneficially owned by it; (ii) amend its Articles of Incorporation or Bylaws or similar organizational documents; (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the subsidiaries of the Company; (iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (v) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class of the Company or its subsidiaries, other than shares reserved for issuance on December 17, 1996 pursuant to the exercise of the Options outstanding on December 17, 1996; (vi) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any material indebtedness or other liability; (vii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (viii) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its employees, or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (ix) enter into any employment or severance agreement with, or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries; (x) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims thereunder; (xi) permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent;
(xii) incur or assume any long-term debt or assume any short-term indebtedness;
(xiii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (xiv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); (xv) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate; (xvi) change any of the accounting principles used by it unless required by generally accepted accounting principles; (xvii) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto of the Company and its consolidated subsidiaries, (xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger); (xix) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement, in the case of any representation or warranty not qualified by materiality, materially inaccurate or, in the case of any representation or warranty, inaccurate in any respect at, or as of any time prior to, the Effective Time; or (xx) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     No Solicitation. In the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries or affiliates shall (and the Company shall use its best efforts to cause its officers, directors, employees, representatives and agents not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, or any of its affiliates or representatives) concerning any merger, tender offer, exchange offer, sale of assets, sale of shares of capital stock or debt securities or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an "Acquisition Proposal"). The Company also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement provides that the Company may furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (1) such entity or group has submitted a bona fide written proposal on an unsolicited basis to the Board of the Company relating to such transaction which the Board determines represents a superior transaction to the Offer and the Merger and (2) if, the Board determines, only after receipt of advice from independent legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations could cause the Board to violate its fiduciary duties to the Company's shareholders under applicable law. The Company will immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry (and will disclose any written materials in connection therewith), and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction.

     Indemnification and Insurance. Pursuant to the Merger Agreement, after the earlier of (1) the Effective Time or (2) the consummation of the Offer, Parent shall and shall cause the Surviving Corporation (or any successor to the Surviving Corporation) to indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries with respect to matters occurring at or prior to the Effective Time to the full extent permitted under North Carolina law. The Merger Agreement also provides that Parent or the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than three years after the Effective Time, provided that Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers. Parent has also agreed that if the existing D&O Insurance expires, is terminated or canceled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event shall it be required to pay aggregate annual premiums for such insurance in excess of 150% of the aggregate annual premiums paid in 1996 and, in the event that the annual premium for insurance required to be obtained under the Merger Agreement exceeds such amount, Parent shall maintain as much of such insurance as may be maintained for such amount.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, insurance, compliance with laws, intellectual property, licenses, contracts, related party transactions, litigation, tax matters, real property, consent and approvals, vote required to approve the Merger Agreement, undisclosed liabilities and the absence of any material adverse changes in the Company since December 31, 1995.

     Termination; Fees. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, (a) by mutual consent of the Board of Directors of Parent or Purchaser and the Board of Directors of the Company,
(b) by either the Board of Directors of the Company (in accordance with the terms of the Merger Agreement) or the Board of Directors of Parent or the Purchaser (i) if the Offer shall have expired without any Shares being purchased therein, provided that such right to terminate shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase the Shares pursuant to the Offer on or before such date; or (ii) if any Governmental Entity (as defined therein) shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable, (c) by the Board of Directors of the Company (in accordance with the terms of the Merger Agreement) (i) if, prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have (A) withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to permit the Company to execute an agreement in principle or a definitive agreement providing for the acquisition of the Company by merger, consolidation or otherwise, on terms (including the per share consideration) determined by the Board of Directors of the Company, to be superior to the shareholders of the Company as compared to the terms of the acquisition of the Company contemplated by the Merger Agreement, and (B) determined, only after receipt of advice from independent legal counsel to the Company, that the failure to take such action as set forth in the preceding clause (A) could cause the Board of Directors to violate its fiduciary duties to the Company's shareholders under applicable law; or (ii) if, prior to the purchase of Shares pursuant to the Offer, Parent or the Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or (iii) if Parent or the Purchaser shall have terminated the Offer, or the Offer shall have expired, without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided, that the Company may not terminate the Merger Agreement pursuant to this clause
(iii) if such termination or expiration without purchase is the result of the Company being in material breach of the Merger Agreement; or (iv) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (iv) if such termination or failure is the result of the Company being in material breach of the Merger Agreement, (d) by the Board of Directors of Parent or the Purchaser (i) if prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company shall have withdrawn or modified or changed in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Acquisition Proposal or offer, or shall have executed an agreement in principle (or similar agreement) or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Board of Directors of the Company resolves to do any of the foregoing); or (ii) if Parent or the Purchaser shall have terminated the Offer, or the Offer shall have expired without Parent or the Purchaser purchasing any Shares thereunder, provided that Parent or the Purchaser may not terminate the Merger Agreement pursuant to this clause (ii) if Parent or the Purchaser has failed to purchase Shares in the Offer in violation of the material terms thereof; or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer.

     In accordance with the Merger Agreement, if (1) the Board terminates the Merger Agreement pursuant to clause (c)(i) of the immediately preceding paragraph, (2) the Board of Directors of Parent or the Purchaser terminates the Merger Agreement pursuant to clause (d)(i) of the immediately preceding paragraph, (3) the Board of Directors of Parent or the Purchaser terminates the Merger Agreement pursuant to clause (d)(ii) or (d)(iii) of the immediately preceding paragraph and the event set forth in paragraph (e) of Annex A to the Merger Agreement shall have occurred, (4) the Board of Directors of Parent or the Purchaser terminates the Merger Agreement pursuant to clause (d)(ii) or
(d)(iii) of the immediately preceding paragraph as a result of any event set forth in paragraph (d) of Annex A to the Merger Agreement shall have occurred or
(5) the Board of Directors of Parent or the Purchaser terminates the Merger Agreement pursuant to clause (d)(ii) or (d)(iii) of the immediately preceding paragraph as a result of any representation or warranty of the Company in the Merger Agreement being untrue when made or breach or failure to perform or comply with any material obligation, agreement or covenant by the Company set forth in paragraph (c) of Annex A to the Merger Agreement having occurred, then the Company will pay Parent an amount equal to $1.5 million and shall assume and pay, or reimburse Parent for, all reasonable out-of-pocket fees and expenses incurred, or to be incurred, by Parent or the Purchaser and their affiliates, in connection with the Offer, the Merger and the consummation of the transactions contemplated by the Merger Agreement.

CONFIDENTIALITY AGREEMENT

     Parent and the Company entered into the confidentiality agreement, dated November 22, 1996 (the "Confidentiality Agreement"), a copy of which is filed herewith as Exhibit 5 and incorporated herein by reference. Pursuant to the Confidentiality Agreement, Parent agreed, among other things, that it would keep confidential certain information ("Evaluation Material") furnished to it by the Company and to use the Evaluation Material solely for the purpose of evaluating a business transaction between Parent and the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors. The Board has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and has determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and recommends that all shareholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon opinions received by the Company from The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") and Croft & Bender LLC ("Croft & Bender") that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair to the shareholders from a financial point of view. Copies of the fairness opinions received by the Company from its financial advisors are filed together herewith as Exhibit 6 and are also attached hereto as Annex II and incorporated herein by reference. Shareholders are urged to read such opinions in their entirety.

     As set forth in the Offer Documents, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Shareholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under North Carolina law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, and the Purchaser consummates the Offer, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder of the Company. Parent and the Purchaser have entered into the Stock Agreements with the Designated Shareholders pursuant to which persons owning an aggregate of approximately 58% of the Shares (or approximately 54% of the Shares calculated on a fully diluted basis) have agreed to tender their Shares pursuant to the Offer.

     The Offer is scheduled to expire at 12:00 Midnight, New York City time, on January 22, 1997, unless and until the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Parent on December 18, 1996 announcing the Merger and the Offer is filed herewith as Exhibit 7 and is incorporated herein by reference.

     (b) Background; Reasons for Recommendation of the Board of
Directors. During the fiscal year ended December 31, 1995 the Company experienced a pretax loss of approximately $9.5 million, due principally to manufacturing and resulting operational difficulties and a new product program, and, to a lesser extent, competitive pressures and a generally weak retail market. The trading price for the Shares decreased from an average of approximately $2.80 during January 1995 to an average of approximately $1.20 during December 1995. The Company responded by implementing a turnaround program at the beginning of 1996 including cost-cutting measures, restructuring its manufacturing operations and retaining a management consulting firm. The Company also engaged Robinson-Humphrey in February 1996 as its financial advisor, principally to explore equity and debt financing alternatives for the Company. This engagement was later modified to include Croft & Bender.

     As a result of the Company's turnaround program, the Company experienced decreasing losses during the first three quarters of 1996. While the pretax loss in the first quarter of 1996 was approximately $3.9 million, the total pretax loss for the first three quarters of 1996 was $5.1 million as opposed to $10.3 million for the first three quarters of 1995. The Company's business is highly seasonal, with the fourth quarter historically accounting for approximately 35% of the Company's net sales and being the quarter in which the Company earns the majority of its profits. Therefore, management and the Board believed that the Company's performance during the fourth quarter of 1996 would significantly impact its 1996 results. Notwithstanding the Company's improvements through its third quarter of 1996, the average trading price for the Shares in November 1996 (prior to the November 22, 1996 public announcement that the Company and Parent had entered into a non-binding letter of intent (the "Letter of Intent") providing for the acquisition of the Company by Parent), remained at approximately $1.20 per Share.

     Merrill Lynch Capital Corporation ("Merrill Lynch"), which owns approximately 27.8% of the Shares, indicated to management in August 1996 its willingness to sell all of its Shares.

     On September 4, 1996, J. Robert Wren, Chief Executive Officer of the Company, R. Kent Smith, President of the Company, and John Grosso, President of Parent, met at the request of Mr. Grosso to discuss Parent's opening of permanent studios in certain Wal-Mart stores, which stores had previously been served by the Company. In light of the physical proximity of the Company and Parent in Charlotte, North Carolina and similarities in their respective businesses, the Company and Parent have been familiar with each other's business and operations. During the meeting, Mr. Grosso orally expressed Parent's interest in acquiring the Company. Mr. Grosso did not make an offer or identify any price or terms. Management of the Company informed the Board and contacted Wal-Mart Stores, Inc. ("Wal-Mart") to determine Wal-Mart's view of a potential acquisition of the Company by Parent. All of the Company's revenues are generated from its operations in Wal-Mart stores. A representative of Wal-Mart advised management that Wal-Mart could give no assurances regarding Parent's continuation of the Company's operations in Wal-Mart stores following any acquisition of the Company. During a September 27, 1996 meeting held at Mr. Grosso's request, Mr. Grosso stated to Mr. Wren that Parent was considering an all-cash offer of $1.75 per Share for the Shares.

     At a special meeting of the Board held on October 1, 1996, Mr. Wren and Mr. Smith reviewed with the other members of the Board the discussions that had taken place with Parent. Although Parent had not presented a formal offer to the Company, after full discussion and consideration of the information provided to the Board, it was the consensus of the Board that a price of $1.75 per Share would not be adequate financially. Due to the adverse effect further discussions could have on the Company's fourth quarter operations, the Board instructed management to inform Parent that no further discussions would be had at that time in order to allow the Company to complete its fourth quarter and further evaluate the results of its turnaround program and to allow the market to respond to the Company's operating results. On October 2, 1996, Mr. Wren advised Mr. Grosso of the Board's determination and discussions between the Company and Parent ceased.

     On November 14, 1996, Mr. Grosso called Mr. Wren to request a meeting with Mr. Wren, Mr. Smith and Randy J. Bates, Chairman of the Board. On November 15, 1996, Mr. Wren, Mr. Smith and Mr. Bates met with Mr. Grosso. Mr. Grosso delivered to Mr. Wren, Mr. Smith and Mr. Bates a letter in which Parent offered to acquire all of the Shares at a price of $2.25 per Share in cash. Mr. Grosso also stated that Parent would contact Merrill Lynch about the possible acquisition by Parent of the Company and, in the event an agreement could not be reached promptly between the parties, Parent would consider commencing a tender offer for the Shares. Mr. Wren, Mr. Smith and Mr. Bates informed Mr. Grosso that they would deliver Parent's statement of its position and the written offer to the Board.

     At a special meeting of the Board held on November 18, 1996, the Board reviewed the proposed transaction with Parent, including but not limited to the written offer from Parent and Parent's statement of its position concerning approaching Merrill Lynch about the possible acquisition of the Company and commencement of a tender offer for the Shares. The Board and management expressed concern regarding engaging in negotiations during the Company's fourth quarter. After considering various factors, including but not limited to Parent's anticipated approach to Merrill Lynch, it was the consensus of the Board that management continue discussions with Parent to determine the structure and terms of Parent's offer and to negotiate the price per Share. The Board emphasized that these discussions were solely to determine Parent's level of interest in the Company, and did not reflect a decision by the Board that a sale of the Company for such negotiated amount would be in the best interests of the Company and its shareholders.

     On November 19, 1996, the Company notified Robinson-Humphrey and Croft & Bender, which were at the time engaged by the Company principally to explore financing alternatives, that the Company desired to engage them to assist in the evaluation of the proposal made by Parent and, in connection therewith, to make certain revisions to their then existing engagement letter, or enter into a new engagement letter, and to act as the Company's financial advisors in connection with the possible sale of the Company.

     On November 19, 1996, Mr. Bates met with Mr. Grosso principally to discuss the price per Share of Parent's offer and certain related matters. Mr. Bates reiterated the Company's desire to delay substantive negotiations until after the fourth quarter. Mr. Grosso stated that, although Parent had offered $2.25 per Share, Parent would consider offering up to $2.50 per Share in cash for all of the Shares in a negotiated transaction with the Company. The Company understood any offer by Parent to be subject to the satisfactory completion of due diligence, receipt of necessary approvals of the boards of directors of each party, and the preparation, negotiation and execution of mutually satisfactory documentation. Mr. Grosso also stated that in the event the Company and Parent failed to reach an agreement regarding Parent's acquisition of the Company, Parent intended to proceed promptly to seek to acquire the Shares held by Merrill Lynch and to commence a tender offer for the remaining Shares at a price per Share below the price offered for a negotiated acquisition. Subsequently, on November 19, 1996, Mr. Grosso and Mr. Bates spoke by telephone, principally to continue their discussions as to the price per Share of Parent's offer.

     On November 20, 1996 the Company's financial advisors discussed the terms of the proposed acquisition with Parent's financial advisors. Parent's financial advisors stated that Parent would offer $2.50 per Share in cash for all of the Shares, conditioned upon, among other things, the grant to Parent and the Purchaser, by certain shareholders owning a majority of the Shares, of agreements to sell their Shares to Parent at such price per Share. In addition, the Parent's financial advisors stated again Parent's intention to seek to acquire Merrill Lynch's Shares and to commence a tender offer for the remaining Shares at a price per Share below the price offered for a negotiated transaction in the event the Company and Parent failed to reach an agreement regarding Parent's acquisition of the Company.

     On November 20, 1996, the Company engaged the law firm of Morris, Nichols, Arsht & Tunnell to act as its special counsel in connection with Parent's actions. On November 20, 21 and 22, 1996, the Board held special meetings to review the proposed transaction with Parent and the status of discussions with Parent. At these meetings, the Board discussed with the Company's special counsel the Board's alternatives in light of

Parent's actions. During this time, discussions regarding the possibility of an acquisition of the Company by Parent and the terms thereof continued. In addition, during this time, representatives of the parties discussed Parent's retention of certain key employees of the Company, including certain of the Company's officers, in connection with an acquisition of the Company. The parties also negotiated the terms of a letter of intent. On November 20, 1996, Merrill Lynch advised representatives of the Company that Merrill Lynch was prepared to accept an all cash offer of $2.50 per Share for the Shares owned by Merrill Lynch and Wal-Mart indicated to management that Wal-Mart would allow Parent to continue the Company's operations in Wal-Mart stores subsequent to an acquisition of the Company by Parent. On November 22, 1996, the Company and Parent entered into the Confidentiality Agreement and Parent subsequently commenced its due diligence review of the Company.

     The Board held a special meeting on November 23, 1996 to review the status of the proposed acquisition. After full discussion and review of the information presented to the Board, including but not limited to the explanation by special counsel to the Company regarding the advantages of signing the Letter of Intent, such as the fact that it would give any potential competing bidder an opportunity to come forward prior to the Company's entering into a definitive merger agreement, the Board approved the execution of the Letter of Intent. The Board expressly did not approve the acquisition of the Company by Parent or the terms of the proposed acquisition, including but not limited to price, set forth in the Letter of Intent. The Company and Parent also decided to continue working on all aspects of the transaction immediately so that, if agreement could be reached, the agreement could be completed as soon as possible and the necessary documents filed with the Securities and Exchange Commission (the "Commission") promptly thereafter. Accordingly, representatives of the Company and Parent participated in due diligence and discussions as to the Merger Agreement on November 23, 1996 and thereafter.

     On November 24, 1996, representatives of the Company and Parent executed the Letter of Intent. In a special meeting of the Board on November 24, 1996, the Board reviewed a commitment letter (the "Commitment Letter") delivered by NationsBank, N.A. ("NationsBank") and NationsBanc Capital Markets, Inc. ("NCMI") dated November 21, 1996 among NationsBank, NCMI and Parent regarding certain debt financing in connection with the Offer and Merger, subject to the terms and conditions set forth therein. The Board also reviewed the executed Letter of Intent and a press release regarding the Letter of Intent.

     On November 25, 1996, the Company publicly announced that the Company had entered into the Letter of Intent providing for the acquisition of the Company by Parent for $2.50 per Share in cash, subject to the approval by the boards of directors of both the Company and Parent and the negotiation of a definitive merger agreement.

     During the period from November 22, 1996 to December 17, 1996, representatives of the Company and Parent met numerous times with their respective legal counsel and financial advisors, to negotiate the transaction and a definitive Merger Agreement. From November 20, 1996 to December 17, 1996, certain members of the Company's senior management met with senior management of Parent to negotiate the terms of the Employment Agreements and the termination of their employment agreements with the Company. Parent conducted a due diligence review of the Company. During the week of November 25th, Tom E. DuPree's financial advisor informed the Company's financial advisors that Mr. DuPree (who owns approximately 6.8% of the Shares) was prepared to accept an all cash offer of $2.50 per Share for his Shares.

     The Board held special meetings on November 25th and November 27th to review the status of the proposed transaction. Prior to the November 27, 1996 meeting, the Board received preliminary written materials from Robinson Humphrey and Croft & Bender with regard to the fairness of the Merger and preliminary drafts of the Merger Agreement. At the November 27th meeting, the Company's financial advisors reviewed their written materials in a summary fashion in order to give the directors an overview and opportunity to study the materials more closely prior to a scheduled December 2, 1996 meeting. During the November 27th meeting, certain directors requested that in preparation for the presentation of the financial advisors at the December 2nd meeting, the financial advisors perform additional analyses. The Board also asked questions regarding certain assumptions underlying the written materials. The Board also received an update from the Company's Chief Financial Officer regarding the status of negotiations relating to the Company's current credit facility.

     On December 2, 1996, the Board met for approximately seven hours to review the status of the proposed transaction with Parent. At that meeting, management delivered an oral report on the progress of the turnaround program implemented at the beginning of the year and discussed management's plans for the future, including the risks and uncertainties inherent in such plans. Robinson-Humphrey and Croft & Bender delivered their oral report to the Board that an all cash price per Share of $2.50 for the Shares would be fair from a financial point of view to the shareholders of the Company. In addition, the financial advisors stated their view that the Company should proceed with the Merger given all the facts and circumstances. Counsel for the Company then described the terms of the Merger Agreement, including certain provisions still under negotiation. In addition, the members of the Board who were not members of management met separately with the Company's counsel to discuss the terms of the management severance arrangements and employment agreements to be entered into by members of management. It was reported by Mr. Wren that, following the public announcement that the Company had entered into the Letter of Intent, no party had contacted the Company or its executive officers or financial advisors expressing any interest in acquiring the Company.

     On December 16, 1996 NationsBank and NCMI delivered a revised Commitment Letter, dated December 16, 1996 and Parent provided a copy thereof to the Company.

     The Board met again on December 17, 1996. Robinson-Humphrey and Croft & Bender delivered their written fairness opinions. After full discussion and consideration of the information provided to them, review of the transactions contemplated by the Merger Agreement with its legal and financial advisors and consideration of the report of its financial advisors, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that each of the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's shareholders.

     The Merger Agreement was then executed on December 17, 1996 and was publicly announced on December 18, 1996. Concurrently with the execution of the Merger Agreement, Parent executed the Employment Agreements and delivered them into escrow. In addition, on or about December 17, 1996, the Designated Shareholders executed and delivered the Stock Agreements. A joint press release announcing the Merger Agreement and the transactions contemplated thereby is filed herewith as Exhibit 7 and incorporated hereby by reference. On December 20, 1996 the Purchaser commenced the Offer.

     Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board received presentations and reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisors. In reaching its conclusions described in paragraph (a) above, the Board considered a number of factors, including, but not limited to, the following:

          (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

          (ii) information with respect to the Company's business, financial condition, results of operations, assets, liabilities and business strategy, on both a historical and a prospective basis, various uncertainties and risks associated with the operation of Company's business, particularly as such factors would affect shareholder value in the future, historical market prices, price to earnings multiples and trading patterns of the Shares, market prices and financial data relating to the Company's principal competitors, and the Board's determination, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and risks and uncertainties;

          (iii) the presentations of Robinson-Humphrey and Croft & Bender to the Board as to various financial and other matters deemed relevant to the Board's consideration; including, among other things (a) a review of the Company's historical and projected operating performance, (b) a review of various financial forecasts and other data provided to Robinson-Humphrey and Croft & Bender relating to the Company's business, operations and prospects, (c) a review of the historical market prices and trading activity for the Shares and comparisons with those of certain similar publicly traded companies, including Parent, (d) a review and analysis of selected mergers and acquisitions in the retail industry, (e) a review and analysis of merger and acquisition premiums of comparably sized transactions involving companies in various industries, (f) a discounted cash flow valuation of the Company taking into consideration that such valuation was based on assumptions subject to a number of risks and uncertainties, and (g) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance;

          (iv) the written opinions of Robinson-Humphrey and Croft & Bender, each dated December 17, 1996, that, as of such date and subject to certain matters stated therein, the cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view (a copy of the written opinions of Robinson-Humphrey and Croft & Bender are attached to this Schedule 14D-9 together as Annex II and are incorporated herein by reference and should be read in their entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Robinson-Humphrey and Croft & Bender);

          (v) the fact that the $2.50 per Share price to be received by the holders of the Shares in both the Offer and the Merger represents a premium of 90% over the last sale price of the Common Stock of $1.3125 per Share on November 22, 1996, the last full trading day prior to the public announcement that Parent and the Company had entered into the Letter of Intent, premiums of 109% and 176% over the average of the last sale prices of the Common Stock for the 30-day period and the 60-day period, respectively, preceding November 22, 1996 and a premium of 25% over the highest last sale price of the Common Stock during the 12 months preceding November 22, 1996; and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the holders of the Shares;

          (vi) the fact that the Offer and the Merger are not subject to Purchaser obtaining financing to consummate the Offer and the Merger and that the Company received, prior to executing the Merger Agreement, evidence that Parent has a signed commitment from a commercial bank to finance the Offer and the Merger and that Parent has agreed that the funds necessary to consummate the Offer will be provided to Purchaser;

          (vii) the fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involves a cash tender offer for all Shares to be commenced within five business days of the public announcement of the Merger Agreement to be followed promptly by a merger for the same consideration, thereby enabling the holders of the Shares to obtain cash for their Shares at the earliest possible time;

          (viii) the fact that since the public announcement on November 22, 1996 that the Company and Parent had entered into the Letter of Intent, no other potential acquiror had contacted the Company or any of its officers or financial advisors expressing any interest in the Company and no acquisition proposals had been received;

          (ix) the fact that the Designated Shareholders, owners of approximately 58% of the Shares, were willing to enter into the Stock Agreements with Parent pursuant to which they agreed, among other things, to tender all of their Shares pursuant to the Offer and vote their Shares in favor of the Merger;

          (x) management's belief, based on discussions between management and representatives of Wal-Mart, that Parent's acquisition of the Company is acceptable to Wal-Mart;

          (xi) the fact that during the third and fourth quarters of 1996, the Company had discussions with several potential lenders and additional financing on terms and conditions acceptable to the Company was not available from such sources;

          (xii) the fact that the Company had worked with its financial advisors since February 1996 to develop strategies as to financing alternatives;

          (xiii) the potential adverse effect on the Company's business of a tender offer other than pursuant to a negotiated transaction; and

          (xiv) the advice of the financial advisors that the Company should proceed with the Merger given all the facts and circumstances.

     THE COMPANY'S SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE OPINIONS OF ROBINSON-HUMPHREY AND CROFT & BENDER IN THEIR ENTIRETY.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

     Neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer. Robinson-Humphrey and Croft & Bender have been retained by the Company to act as the Company's financial advisors with respect to the Offer and the Merger. Pursuant to its engagement letter with Robinson-Humphrey and Croft & Bender, the Company has agreed to pay Robinson-Humphrey and Croft & Bender for such services, including fairness opinions, an aggregate fee of $600,000 (payable to each firm on an equal (50/50) basis), an aggregate of $300,000 of which is payable upon delivery of the fairness opinions and the remaining $300,000 of which is payable at, and conditioned on, the consummation of the Offer. The Company has also agreed to reimburse Robinson-Humphrey and Croft & Bender their reasonable out-of-pocket expenses, including reasonable fees and disbursements of counsel, and to indemnify Robinson-Humphrey and Croft & Bender and certain related parties against certain liabilities, including liabilities under the federal securities laws arising out of their engagement. Robinson-Humphrey has provided investment banking services to the Company in the past and has received customary fees for such services. In the ordinary course of business, Robinson-Humphrey actively trades in the Common Stock for its own account and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) During the sixty (60) days preceding the date of this Schedule 14D-9 no transactions have been effected in the Shares by the Company, or, to the best knowledge of the Company, any executive officer, director or affiliate of the Company, except as follows:

          (i) On December 5, 1996, Mr. Wren's spouse transferred 281,685 Shares to Mr. Wren and 40,000 Shares to a nonprofit corporation of which Mr. Wren is an officer and a director.

          (ii) On December 5, 1996, Mr. Bates transferred 50,000 Shares to a nonprofit corporation of which Mr. Bates is an officer and a director and 300,000 Shares to another nonprofit corporation.

          (iii) The Designated Shareholders entered into the Stock Agreements.

     (b) To the best knowledge of the Company, (i) all of its executive officers and directors, have agreed to or presently intend to tender the Shares owned by them to the Purchaser pursuant to the Offer (other than Shares which if tendered could cause any such person to incur liability under Section 16(b) of the Securities Exchange Act of 1934, as amended) and (ii) none of its executive officers and directors presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons; provided that pursuant to the Stock Agreements, a Designated Shareholder may transfer Shares to a family member of such shareholder or a charitable organization provided any such transferee agrees to be bound by the Stock Agreement. As noted above, the Designated Shareholders have executed the Stock Agreements pursuant to which, among other things, they have agreed to tender their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any other negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer, which relate or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     PARENT'S RIGHT TO DESIGNATE DIRECTORS. The information statement attached to this Schedule 14D-9 as Annex I is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

     NORTH CAROLINA TENDER OFFER DISCLOSURE ACT. The North Carolina Tender Offer Disclosure Act (the "Tender Offer Disclosure Act") applies to tender offers for equity securities of a North Carolina corporation. The Tender Offer Disclosure Act requires the purchaser to file a statement with the North Carolina Secretary of State relating to the Offer and contains prohibitions against deceptive practices in connection with making a tender offer. In Eure v. Grand Metropolitan Limited, a North Carolina superior court held that the Tender Offer Disclosure Act's 30 day notice period prior to the commencement of a tender offer is unenforceable and preempted by the Exchange Act.

     ANTITRUST. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15 calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless either the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") requests additional information or documentary material or unless early termination of the waiting period is granted. The Company expects to file a Notification and Report Form with respect to the Offer no later than 10 calendar days following the filing by Parent. If, within the initial 15 day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Company concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, the tenth calendar day after the date of substantial compliance by the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Company. In practice, complying with a request for additional information and documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1     --   Agreement and Plan of Merger dated as of December 17, 1996 among Parent, the
                     Purchaser and the Company.
Exhibit 2     --   Escrow Agreement dated December 17, 1996 between Parent and the Company.
Exhibit 3.1   --   Employment Agreement between Parent and Randy J. Bates.
Exhibit 3.2   --   Employment Agreement between Parent and James O. Mattox.
Exhibit 3.3   --   Employment Agreement between Parent and Shawn W. Poole.
Exhibit 3.4   --   Employment Agreement between Parent and R. Kent Smith.
Exhibit 3.5   --   Employment Agreement between Parent and J. Robert Wren, Jr.
Exhibit 3.6   --   Employment Agreement between Parent and Ed J. Tepera.
Exhibit 4     --   Forms of Stock Agreement dated December 17, 1996 among Parent, the Purchaser and the Designated Shareholders (as defined in Section 3(b) of this Schedule
                     14D-9).
Exhibit 5     --   Confidentiality Agreement dated November 22, 1996 between Parent and the
                     Company.
Exhibit 6*    --   Opinions of Croft & Bender LLC and The Robinson-Humphrey Company, Inc., each dated December 17, 1996.
Exhibit 7     --   Joint Press Release of Parent and the Company issued on December 18, 1996.
Exhibit 8*    --   Letter dated December 23, 1996 to the Company's shareholders from its Chief
                     Executive Officer.

---------------

* Included in the materials sent to the shareholders of the Company

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

                                          AMERICAN STUDIOS, INC.

                                          By:     /s/ J. ROBERT WREN, JR.
                                            ------------------------------------
                                            Name:  J. Robert Wren, Jr.
                                            Title:  Chief Executive Officer
Date: December 23, 1996

                                                                         ANNEX I

                                AMERICAN STUDIOS
                         11001 PARK CHARLOTTE BOULEVARD
                        CHARLOTTE, NORTH CAROLINA 28273

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 23, 1996, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of American Studios, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company (the "Board") pursuant to the Merger Agreement. The Merger Agreement requires the Company, at the request of the Purchaser, to take all actions available to the Company to cause the Parent Designees (as defined below) to be elected to the Board under the circumstances described therein.

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 20, 1996. The Offer is scheduled to expire at 12:00 midnight on January 22, 1997, unless extended, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has agreed with the Company that it will purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The information contained in this Information Statement concerning Parent and the Purchaser has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY AND THE BOARD

     The Common Stock is the only class of voting securities of the Company outstanding. As of December 19, 1996, 21,433,163 shares of Common Stock, having one vote each, were issued and outstanding. As of such date, an additional 1,637,200 shares of Common Stock were subject to outstanding options.

     The number of directors of the Company is presently fixed at eight. The Company's Bylaws provide that the number of directors of the Company shall be not less than three or more than twenty-one, as determined by the Board or the shareholders. The Company's Bylaws provide that in the event the Company has seven or more directors, at least a majority of the directors shall be persons other than officers or employees of the Company. Four of the eight individuals presently serving as directors of the Company, Mr. Bolger, Mr. Cost, Mr. Ferrell and Mr. Shaw, have never been officers or employees of the Company and Mr. Swenson is not presently an officer or employee of the Company.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that promptly after the purchase by Parent (or any of its subsidiaries), of at least a majority of the Shares (on a fully diluted basis) pursuant to the Merger Agreement, Parent shall be entitled to designate such number of directors, rounded up to the next highest whole director, on the Board as is equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of Shares so accepted for payment bears to the number of Shares. Such individuals designated by Parent are referred to herein as the "Parent Designees." The Company has agreed, pursuant to the Merger Agreement upon request of the Purchaser, to use its best efforts promptly to either increase the size of the Board or secure the resignations of such number of its incumbent directors as is necessary to enable the Parent Designees to be elected to the Board. Notwithstanding the foregoing, the Merger Agreement provides that until the Effective Time, the Company shall use all reasonable efforts to retain as members of the Board at least two directors who are neither officers of Parent nor designees, shareholders or affiliates of Parent and that Parent and Purchaser will not prevent or inhibit the foregoing. The Merger Agreement further provides that, following the election or appointment of the Parent Designees and prior to the Effective Time, any amendment of the Merger Agreement by the Company will require the affirmative vote of a majority of directors of the Company that have not been designated by Parent.

     Parent has advised the Company that it will choose the Parent Designees from the directors and executive officers listed on Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with this Information Statement. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Parent Designees may assume office at any time following the purchase by Parent (or any of its subsidiaries) of at least a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than January 22, 1997.

CURRENT DIRECTORS AND OFFICERS OF THE COMPANY

     To the extent the Board will consist of persons who are not the Parent Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. Set forth below are the names and certain other information concerning the current directors, as well as the current executive officers, of the Company.

J. Robert Wren, Jr.........  Mr. Wren, 49, has served as Chief Executive Officer of the Company since July 1995 and as President since December 1996. Mr. Wren served as Executive Vice President and Chief Operating Officer from February 1995 to July 1995 and as Executive Vice President, General Counsel and Assistant to the Chief Executive Officer of the Company from January 1993 to February 1995. From July 1986 to December 1992, Mr. Wren was a partner in the law firm of Garland & Wren, P.A., Gastonia, North Carolina. Mr. Wren has been a director of the Company since May 1995 and also served as a director of the Company from 1982 to 1988, and from March 1992 to May 1992.

Randy J. Bates.............  Mr. Bates, 46, a founder of the Company, has served as Special Advisor to the Chief Executive Officer and the Board of Directors since July 1995. From April 1988 to June 1995, Mr. Bates served as Chief Executive Officer of the Company and from April 1986 to April 1988, Mr. Bates served as Executive Vice President of the Company. Mr. Bates has been a director of the Company since 1982 and has been Chairman of the Board of Directors since December 1991. Prior to founding the Company, Mr. Bates was employed for 11 years by PCA International, Inc. ("PCA"), a provider of portrait photography services through permanent and traveling studios. While at PCA, Mr. Bates served in various capacities, including as Vice President -- Operations, and as such was responsible for PCA's southeastern and southwestern divisions.

R. Kent Smith..............  Mr. Smith, 47, a founder of the Company, has served as Special Advisor to the Chief Executive Officer and the Board of Directors since December 1996. From November 1982 to November 1996, Mr. Smith served as President of the Company. Prior to founding the Company, Mr. Smith was employed for 12 years by PCA and served in various capacities, including as Director of National Accounts, and as such was responsible for account relations between PCA and its retail accounts. Mr. Smith has been a director of the Company since 1982.

James O. Mattox............  Mr. Mattox, 43, has served as Executive Vice
                               President -- Operations of the Company since
                               October 1995 and as Chief Operating Officer since December 1996. Mr. Mattox joined the Company in March 1993 and served as Vice
                               President -- Operations of the Company from July 1993 to October 1995. Prior to joining the Company, Mr. Mattox was employed for 15 years by PCA and served in various capacities, including as Senior Vice President -- Operations from February 1992 to February 1993 and as Vice President -- Operations from 1986 to February 1992.

Shawn W. Poole.............  Mr. Poole, 37, has served as Executive Vice
                               President, Secretary, Treasurer and Chief
                               Financial Officer of the Company since May 1996. Prior to joining the Company, he served as Vice President and Chief Financial Officer of Worldway Corporation (formerly Carolina Freight Corporation) from January 1990 to November 1995.

Ed J. Tepera...............  Mr. Tepera, 46, has served as Senior Vice
                               President -- Manufacturing and Technology of the Company since October 1995 and served as a Vice President of the Company from January 1995 to October 1995. Prior to joining the Company, from March 1987 to December 1994, Mr. Tepera was employed by, and served as President of, CVS, Inc., a company engaged principally in services in the photography aftermarket. The Company acquired substantially all of the assets of CVS, Inc. in January 1995. Mr. Tepera was employed by PCA for 13 years from 1974 to 1987 and held various positions in equipment manufacturing and research and development, including Director of Equipment Manufacturing from March 1985 to February 1987.

Joseph P. Bolger...........  Mr. Bolger, 66, has been self-employed as a certified public accountant since December 1994 and was also self-employed as a certified public accountant from June 1991 to October 1992. From November 1992 to November 1994, Mr. Bolger was a registered representative of the Equitable Life Assurance Society. Mr. Bolger served as Vice President and Controller of JCP Realty, Inc., a real estate investment company, from April 1987 to May 1991. Mr. Bolger has been a director of the Company since 1992 and is a member of the Audit Committee and the Stock Option/Compensation Committee.

Bradley P. Cost............  Mr. Cost, 43, has been a partner in the law firm of
                               Haythe & Curley, New York, New York, since 1988. Mr. Cost has been a director of the Company since 1992 and is a member of the Audit Committee and the Stock Option/Compensation Committee.

John D. Ferrell............  Mr. Ferrell, 52, has been a private investor since
                               January 1993. He served as a Senior Vice
                               President of Merrill Lynch Interfunding Inc. (now Merrill Lynch Capital Corporation) for approximately 10 years prior to January 1993. Mr. Ferrell has been a director of the Company since December 1992 and is a member of the Audit Committee and the Stock Option/Compensation Committee. Mr. Ferrell also served as a director of the Company from July 1988 to August 1992.

Alan P. Shaw...............  Mr. Shaw, 53, has served as Chief Executive Officer and Chairman of the Board of Frame Warehouse, Inc., a manufacturer, wholesaler and retailer of picture frames and framing services, since 1982. He was one of the three founders of PCA and served as its President and Chief Executive Officer from 1979 to 1981. Mr. Shaw served as a consultant to the Company from December 1988 to July 1993. Mr. Shaw has been a director of the Company since 1983 and is a member of the Audit Committee and the Stock Option/Compensation Committee.

Norman V. Swenson, Jr......  Mr. Swenson, 49, has been a private investor since
                               September 1995. He served as Chief Executive
                               Officer of Southern Wholesale Company, a wholesale distributor of various beer brands, from August 1994 to September 1995. He served as Executive Vice President -- Marketing and Corporate Support of the Company from December 1991 to December 1994 and as Executive Vice President of the Company from November 1982 to December 1991. Prior to founding the Company, Mr. Swenson was employed by PCA for 12 years and served in various capacities, including as Vice President -- Operations and Vice
                               President -- Administration, and as such was responsible for PCA's northwestern division and for customer service and other support functions, respectively. Mr. Swenson has been a director of the Company since 1982.

     Each executive officer of the Company serves pursuant to an employment agreement between such officer and the Company. There are no family relationships among any executive officers of the Company.

BOARD MEETINGS AND COMMITTEES

     In 1995, the Board of Directors held nine meetings, five of which were telephonic meetings, and took action by unanimous written consent six times. Each director attended all meetings of the Board of Directors, except that Mr. Swenson did not attend two telephonic meetings and Mr. Bolger did not attend one such meeting.

     The Board of Directors presently has a Stock Option/Compensation Committee, an Audit Committee and a Nominating Committee. The Stock Option/Compensation Committee is responsible for reviewing, determining and establishing the salaries, bonuses and other compensation of the Company's executive officers and administering the Company's equity-based compensation plans including, to the extent applicable or allowable with regard to a plan or an award thereunder, the designation of persons to whom options or other equity-based awards may be granted, the type and terms of an award and the number of shares of Common Stock subject to any such award. The Audit Committee is responsible for recommending the independent auditors, reviewing with the independent auditors the scope and results of the audit engagement, establishing and monitoring the Company's financial policies and control procedures, reviewing and monitoring the provision of non-audit services by the Company's independent auditors and reviewing all potential conflict of interest situations. The Nominating Committee is responsible for interviewing and nominating the nominees for election as directors at the Company's Annual Meetings of Shareholders. The Stock Option/Compensation Committee and the Audit Committee are each presently composed of Mr. Bolger, Mr. Cost, Mr. Ferrell and Mr. Shaw, none of whom has ever been an officer or employee of the Company. Pursuant to a resolution adopted by the Board of Directors, at least a majority of the members of each of these committees must be persons who are not officers or employees of the Company. Mr. Shaw is the Chairman of the Stock Option/Compensation Committee and Mr. Bolger is the Chairman of the Audit Committee. The Nominating Committee is composed of Mr. Bates, Mr. Cost and Mr. Wren. In 1995, the Stock Option/Compensation Committee held three meetings and took action by unanimous written consent two times and the Audit Committee held one meeting and took action by unanimous written consent one time. Each director attended all meetings of the committees of which he is a member. The Nominating Committee was created in May 1996.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of December 15, 1996 by (i) each director of the Company and each nominee for election as a director, (ii) each person that is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (iii) each executive officer named in the Summary Compensation Table who was employed by the Company as of December 15, 1996 and
(iv) all current directors and executive officers of the Company as a group. The shareholders named below have sole voting and dispositive power with respect to the Shares shown as beneficially owned by them, except as expressly disclosed to the contrary. The information set forth in the following table is based principally on information provided to the Company by such beneficial owners.

                                                                 NUMBER OF SHARES       PERCENT OF
                                                                   BENEFICIALLY           SHARES
                             NAME                                     OWNED             OUTSTANDING
---------------------------------------------------------------  ----------------       -----------
Merrill Lynch Capital Corporation (formerly Merrill Lynch
  Interfunding Inc.)...........................................      5,950,177(1)           27.8
Tom E. DuPree, Jr..............................................      1,455,000               6.8
Randy J. Bates.................................................      2,058,094(2)            9.6
R. Kent Smith..................................................      1,395,567(3)            6.5
J. Robert Wren, Jr.............................................        541,785(4)            2.5
Ed J. Tepera...................................................         28,750(5)              *
Joseph P. Bolger...............................................          9,500(6)              *
Bradley P. Cost................................................         10,500(6)              *
John D. Ferrell................................................         36,000(7)              *
Alan P. Shaw...................................................        356,600(6)            1.7
Norman V. Swenson, Jr..........................................        810,157(8)            3.8
All executive officers and directors as a group (11 persons)...      5,311,387              24.2

---------------

(1) In a Schedule 13G, dated February 7, 1994, filed with the Securities and Exchange Commission, Merrill Lynch Interfunding Inc. ("MLIF") (which has changed its name to Merrill Lynch Capital Corporation), direct beneficial owner of such shares, ML IBK Positions, Inc. ("MLIBK"), the owner of 100% of the outstanding stock of MLIF, Merrill Lynch Group, Inc. ("MLG"), the owner of 100% of the outstanding capital stock of MLIBK and Merrill Lynch & Co., Inc., the owner of 100% of the outstanding capital stock of MLG, reported ownership as a group of, and shared voting and dispositive power with respect to, such shares.
(2) Includes (i) 127,005 shares of Common Stock owned by Mr. Bates' spouse, (ii) an aggregate of 160,502 shares of Common Stock held for the benefit of Mr. Bates' children in irrevocable trusts and (iii) 114,400 shares of Common Stock owned by the Bates Family Foundation, a nonprofit corporation of which Mr. Bates is an officer and director, as to which shares Mr. Bates disclaims beneficial ownership.
(3) Includes an aggregate of 166,702 shares of Common Stock held for the benefit of Mr. Smith's children in irrevocable trusts and an aggregate of 190,000 shares of Common Stock subject to presently exercisable options.
(4) Includes (i) 10,000 shares of Common Stock owned by Mr. Wren's spouse, (ii) an aggregate of 198,000 shares of Common Stock subject to presently exercisable options and (iii) 49,100 shares of Common Stock by the Wren Family Foundation, a nonprofit foundation of which Mr. Wren is an officer and director, as to which shares Mr. Wren disclaims beneficial ownership.
(5) Represents shares of Common Stock subject to presently exercisable options.
(6) Includes for each of Mr. Bolger, Mr. Cost and Mr. Shaw 9,000 shares of Common Stock subject to presently exercisable options.
(7) Represents 7,000 shares of Common Stock owned by a limited partnership of which Mr. Ferrell is the sole general partner and 29,000 shares of Common Stock subject to presently exercisable options.
(8) Includes an aggregate of 230,997 shares of Common Stock held for the benefit of Mr. Swenson's children in irrevocable trusts and 15,000 shares of Common Stock subject to a presently exercisable option.

     The addresses of the persons named in the preceding table who beneficially own 5% or more of the outstanding Common Stock are as follows: Merrill Lynch Capital Corporation, North Tower, World Financial Center, New York, New York 10281-1327, Mr. DuPree, Hancock at Washington, Madison, Georgia 30650, and Mr. Bates and Mr. Smith, 11001 Park Charlotte Boulevard, Charlotte, North Carolina 28273.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

  Summary Compensation Table

     The following table sets forth certain compensation information for the years indicated for each person who served as the Company's Chief Executive Officer during 1995 and for the Company's four additional most highly compensated executive officers for 1995 who were serving as executive officers at December 31, 1995 and whose total salary and bonus for 1995 exceeded $100,000 (the "Named Executive Officers").

                                                                                                   LONG-TERM
                                                                                                  COMPENSATION
                                                                                                  ------------
                                                                                                     AWARDS
                                                                                                  ------------
                                                                                 ANNUAL            SECURITIES
                                                                              COMPENSATION         UNDERLYING          ALL
                                                                           ------------------       OPTIONS/          OTHER
                            NAME &                                         SALARY      BONUS          SARS         COMPENSATION
                      PRINCIPAL POSITION                          YEAR       ($)        ($)          (#)(1)           ($)(2)
--------------------------------------------------------------    ----     -------     ------     ------------     ------------
Randy J. Bates,...............................................    1995     316,832          0       150,000/0           400
  Chief Executive Officer until July 17, 1995 and                 1994     339,157          0             0/0           167
  Chairman of the Board and Special Assistant to the Chief        1993     328,149          0             0/0             0
  Executive Officer and the Board of Directors after such
  date(3)
J. Robert Wren, Jr.,..........................................    1995     256,202     24,500       150,000/0           400
  Executive Vice President and Chief Operating Officer until      1994     222,500          0       120,000/0           167
  July 17, 1995 and Chief Executive Officer after such            1993     194,615          0       188,000/0             0
  date(3)(4)
R. Kent Smith,................................................    1995     195,679          0        31,000/0           400
  President(3)                                                    1994     209,462          0             0/0           167
                                                                  1993     209,667          0             0/0             0
Ed J. Tepera,.................................................    1995      97,804      5,100       115,000/0           400
  Senior Vice President(5)                                        1994          --         --              --            --
                                                                  1993          --         --              --            --
Robert J. Consoli,............................................    1995      89,981     25,000        75,000/0           400
  Senior Vice President and Chief Administrative Officer until    1994      70,673          0        50,000/0           167
  October 18, 1995 and Chief Financial Officer after such         1993          --         --              --            --
  date(6)
John A. Ingraham,.............................................    1995      98,750     11,700             0/0           400
  Senior Vice President(7)                                        1994      90,000          0        32,500/0           167
                                                                  1993      75,288          0             0/0             0

---------------

(1) In November 1995, Mr. Bates and the Company agreed to the cancellation for no value of an option to purchase 150,000 shares of Common Stock granted to Mr. Bates in 1995. The option awarded in 1994 to Mr. Wren was granted in replacement of an option granted in 1993 which was surrendered and terminated as a condition to such replacement. The number of shares of Common Stock subject to such replacement option is equal to the number of shares of Common Stock subject to the previously granted option that it replaced. In addition, in 1994, Mr. Wren surrendered and terminated an option to purchase 68,000 shares of Common Stock granted in 1993 that was not replaced.
(2) Represents the Company's contribution to the account of the Named Executive Officer under the Company's 401(k) Profit Sharing Plan.
(3) In November 1995, in an effort to reduce the Company's salary costs and in connection with obtaining a new credit facility from its commercial bank lender, (i) the Company and each of Mr. Bates and Mr. Smith agreed that neither Mr. Bates nor Mr. Smith would receive any base salary (but would continue to receive certain perquisites) and (ii) Mr. Wren and the Company agreed that his base salary would be reduced by 16% from $269,500 to $225,000, with all of the foregoing salary changes to commence December 1995 and to continue until the maturity date of such credit facility (January 1997). The salary for 1995 for Mr. Bates, Mr. Wren and Mr. Smith reflects such changes. In addition, although Mr. Bates resigned as Chief Executive Officer of the Company in July 1995, he continued thereafter as a full-time employee of the Company, with no change in salary, other than as discussed in the preceding sentence, for the remainder of 1995.
(4) Mr. Wren was hired by the Company in January 1993 and the base salary shown for 1993 represents the amount paid to him subsequent to such date.
(5) Mr. Tepera was hired by the Company in January 1995 and the base salary shown for 1995 represents the amount paid to him subsequent to such date. Mr. Tepera became an executive officer of the Company in October 1995.
(6) Mr. Consoli was hired by the Company in January 1994 and the base salary shown for 1994 represents the amount paid to him subsequent to such date. Mr. Consoli became an executive officer of the Company in February 1995. He resigned from the Company in February 1996 and, as a result, (i) he became entitled to receive $77,404 from the Company pursuant to the terms of his employment agreement with the Company and (ii) his unexercisable options terminated prior to becoming exercisable and his exercisable options terminated in May 1996.
(7) Mr. Ingraham resigned from the Company in February 1996 and, as a result,
     (i) he became entitled to receive $67,308 from the Company pursuant to the terms of his employment agreement with the Company and (ii) his unexercisable options terminated and his exercisable options terminated in May 1996.

  Option Tables

     The following table sets forth certain information with respect to options granted to the Named Executive Officers in 1995 under the Company's Equity Compensation Plan (the "Equity Compensation Plan").

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                            POTENTIAL
                                                                                           REALIZABLE
                                                                                            VALUE AT
                                                                                             ASSUMED
                                                 PERCENT OF                               ANNUAL RATES
                                    NUMBER OF      TOTAL                                    OF STOCK
                                   SECURITIES    OPINIONS/                                    PRICE
                                   UNDERLYING      SARS/                                  APPRECIATION
                                    OPTIONS/     GRANTED TO   EXERCISE                         FOR
                                      SARS       EMPLOYEES    OR BASE                      OPTION TERM
                                     GRANTED     IN FISCAL     PRICE     EXPIRATION   ---------------------
              NAME                   (#)(1)       YEAR(2)      ($/SH)       DATE       5%($)        10%($)
---------------------------------  -----------   ----------   --------   ----------   -------       -------
Randy J. Bates(3)................    150,000        18.5        2.50       05/10/05     N/A           N/A
J. Robert Wren, Jr...............    150,000        18.5        1.38       11/01/05   129,710       328,709
R. Kent Smith....................     31,000         3.8        1.38       11/01/05    26,807        67,933
Ed J. Tepera.....................     65,000         8.0        2.50       05/10/05   102,195       258,983
                                      50,000         6.2        1.38       11/01/05    43,237       109,570
Robert J. Consoli(4).............     75,000         9.2        1.38       11/01/05    64,855       164,355
John A. Ingraham.................          0       N/A         N/A          N/A         N/A           N/A

---------------

(1) The exercise price of all options granted under the Equity Compensation Plan in 1995 was the fair market value on the date of grant. The options granted
     (i) become exercisable in annual increments of 25% on each of the first through fourth anniversaries of the respective option grant dates so long as employment with the Company continues except for the options granted to Mr. Wren and Mr. Smith which became exercisable in February 1996 and (ii) terminate within a limited period following a termination of employment as specified in the related award agreement, except for the options granted to Mr. Wren and Mr. Smith which terminate 10 years from the option grant date regardless of a termination of employment. The option grant date for the options granted to the Named Executive Officers was November 1, 1995 except for the option granted to Mr. Bates and an option to purchase 65,000 shares of

     Common Stock granted to Mr. Tepera, each of which had an option grant date of May 10, 1995. The options granted are not intended to qualify as incentive stock options under Section 422 of Internal Revenue Code of 1986, as amended. Pursuant to the Equity Compensation Plan, the Stock Option/Compensation Committee of the Board of Directors may, in its discretion and in accordance with the terms thereof, (i) in the event of a change of control as defined therein, accelerate the exercisability of, and authorize cash settlement payments in respect of, outstanding options under the Plan and (ii) allow payment of the exercise price of an option to be made in Common Stock.
(2) Options to purchase an aggregate of 812,150 shares of Common Stock were granted to employees of the Company in 1995, including an option to purchase 150,000 shares of Common Stock granted to Mr. Bates in May 1995 which was cancelled for no value in November 1995 pursuant to the agreement of Mr. Bates and the Company.
(3) This option was cancelled for no value in November 1995 pursuant to the agreement of Mr. Bates and the Company.
(4) This option terminated prior to becoming exercisable as a result of Mr. Consoli's resignation from the Company in February 1996.

     The following table sets forth certain information with respect to the value of unexercised options to purchase shares of Common Stock held by the Named Executive Officers as of December 31, 1995. No options were exercised by these individuals during 1995.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                  OPTIONS/SARS AT FISCAL         IN-THE-MONEY OPTIONS/SARS
                                                      YEAR-END (#)(1)            AT FISCAL YEAR-END ($)(2)
                                                 -------------------------       -------------------------
                     NAME                        EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
-----------------------------------------------  -------------------------       -------------------------
Randy J. Bates.................................          None                         Not Applicable
J. Robert Wren, Jr.............................        24,000/246,000                       0/0
R. Kent Smith..................................         90,000/31,000                       0/0
Ed J. Tepera...................................             0/115,000                       0/0
Robert J. Consoli..............................        12,500/112,500                       0/0
John A. Ingraham...............................          7,000/25,500                       0/0

---------------

(1) The unexercisable options held by Mr. Ingraham terminated in February 1996, the unexercisable options held by Mr. Consoli terminated in February 1996 or terminated prior to becoming exercisable and the exercisable options held by Mr. Ingraham and Mr. Consoli terminated in May 1996. All such option terminations occurred as a result of the resignations of the holders thereof from the Company.
(2) With regard to all options held by the Named Executive Officers as of December 31, 1995, the exercise price of such options exceeded the fair market value of the Common Stock on such date.

  Compensation of Directors

     Pursuant to a resolution of the Board, each director who is not an officer or employee of the Company receives an annual fee of $8,000 and $1,500 for each meeting of the Board that he attends. Pursuant to this arrangement, Mr. Bolger, Mr. Cost, Mr. Ferrell, Mr. Shaw and Mr. Swenson each earned $14,000 for 1995. In addition, the Company reimburses each director who is not an officer or employee of the Company for out-of-pocket expenses incurred in connection with attending meetings of the Board of Directors.

     Historically, the Company has not paid directors' fees for attendance at telephonic meetings of the Board and has not paid for attendance at telephonic or in person meetings of the committees of the Board. Given the numerous meetings of the Board and the Stock Option/Compensation Committee of the Board, most of which were required to be held by telephone, relating to the Merger Agreement and the transactions contemplated thereby, the Company determined to pay its non-employee directors (Mr. Bolger, Mr. Cost, Mr. Ferrell, Mr. Shaw and Mr. Swenson) the regular per meeting fee of $1,500 for each meeting (in person or telephonic) of the Board or the Stock Option/Compensation Committee attended by any such director with regard to the Merger Agreement or the transactions contemplated thereby, not to exceed $20,000 per director.

     Effective December 31, 1994, Mr. Swenson, a founder of the Company, resigned as an employee and executive officer of the Company (he was then serving as an Executive Vice President of the Company) and, effective January 1, 1995, became a consultant of the Company. In connection with such resignation and consulting arrangement, Mr. Swenson entered into a consulting agreement with the Company. This agreement extended to June 30, 1996 and provided for an annual consulting fee of $96,000 and for Mr. Swenson to provide consulting services to the Company of an average of 40 hours each month. In November 1995, in connection with obtaining a new credit facility from its commercial bank lender, Mr. Swenson and the Company agreed to the termination of Mr. Swenson's consulting agreement, effective December 1995. Prior to such termination, Mr. Swenson was paid $88,000 pursuant to the terms of such agreement for 1995.

     Under the Company's Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), each non-employee director of the Company, as defined in the Directors' Plan, is automatically granted a nonqualified stock option to purchase 5,000 shares of the Common Stock on June 1st of each year, beginning June 1, 1995. Such options become exercisable in full one year from the date of grant if the non-employee director remains a non-employee director on such date. The exercise price for all options granted under the Directors' Plan is the fair market value on the date of grant. Such options are treated as nonqualified stock options for federal income tax purposes. Under the Directors' Plan, on each of June 1, 1995 and June 1, 1996, Mr. Bolger, Mr. Cost, Mr. Ferrell and Mr. Shaw were each granted an option to purchase 5,000 shares of Common Stock having an exercise price of $2.625 and $1.25 per share, respectively.

  Employment Agreements and Termination of Employment Arrangements

     Each executive officer of the Company is a party to an employment agreement with the Company.

     Mr. Bates resigned as Chief Executive Officer of the Company in July 1995, but continued thereafter as an employee of the Company in the position of Special Advisor to the Chief Executive Officer and the Board of Directors. In connection with his new position with the Company, the Company and Mr. Bates amended his employment agreement in July 1995. Such agreement as then amended extended to December 31, 2000. Pursuant to such agreement as then amended, Mr. Bates' employment was on a full-time basis for the remainder of 1995 and is on a part-time basis thereafter as follows: 1,000 hours for 1996, 750 hours for each of 1997 and 1998 and 500 hours for each of 1999 and 2000. The annual base salary to be paid to Mr. Bates pursuant to his employment agreement as then amended remained at $343,236 for the remainder of 1995 and decreases thereafter as follows: $275,000 for 1996, $250,000 for each of 1997 and 1998 and $225,000 for each of 1999 and 2000. The employment agreement between the Company and Mr. Bates was further amended in November 1995 as discussed below.

     In November 1995, in an effort to reduce the Company's salary costs and in connection with the Company obtaining a new credit facility from its commercial bank lender, (i) the Company and each of Mr. Bates and Mr. Smith agreed that neither Mr. Bates nor Mr. Smith would receive any base salary pursuant to his employment agreement, but would continue to receive certain perquisites, commencing December 1995 and continuing until the maturity date of such facility (January 1997) and to extend the term of each such employee's employment agreement (to December 31, 2001 for Mr. Bates and to January 31, 2000 for Mr. Smith) and (ii) the company and Mr. Wren agreed that Mr. Wren's base annual salary would be reduced by 16% for the period commencing December 1995 and continuing through such maturity date, to extend the term of his employment agreement to January 31, 1999 and to increase to the amount discussed below the payment to him in the event of a termination of employment other than for cause. The Company and Mr. Bates further agreed that his required time commitments to the Company and the Company's obligation to pay him a base salary under his employment agreement, would commence on the maturity date of such facility. The annual base salary paid to Mr. Smith pursuant to his employment agreement prior to December 1995, and which the Company has agreed to pay him commencing upon the maturity date of its credit facility, is $211,986. The annual salary paid to Mr. Wren pursuant to his employment agreement prior to December 1995, and which the Company has agreed to pay him commencing on such maturity date, is

$269,500 and the annual salary payable to Mr. Wren from December 1995 to such maturity date is $225,000. The Company and each of Mr. Bates, Mr. Smith and Mr. Wren amended his employment agreement to reflect the foregoing modifications to his employment agreement. If the employment of Mr. Bates or Mr. Smith is terminated other than for cause, the Company will pay such individual 100% of his annual base salary at the time of such termination for a period of 12 months and, thereafter, 50% of his annual base salary for a period of 24 months. If the employment of Mr. Wren is terminated other than for cause or if the Company does not renew Mr. Wren's employment agreement at the time of expiration of the term thereof, the Company will pay him the greater of $314,000 or his base annual salary at the time of such termination or failure to renew for a period of 12 months. In addition, pursuant to Mr. Wren's employment agreement as amended in September 1996, in the event of a change in control of the Company, as defined in such agreement, followed by a termination of his employment by the Company, Mr. Wren will receive a payment equal to two times his then base annual salary payable in a lump sum.

     The employment agreements between the Company and James O. Mattox, Executive Vice President -- Operations, and Mr. Tepera extend to July 1998 and January 1997, respectively, unless terminated sooner in accordance with the provisions thereof. The current annual base salaries paid to Mr. Mattox and Mr. Tepera pursuant to the terms of their agreements are $125,000 and $115,000, respectively. If the employment of Mr. Mattox or Mr. Tepera are terminated other than for cause, the Company will pay Mr. Mattox his base annual salary for a period of three months and will pay Mr. Tepera his base annual salary for a period of two months. In addition, pursuant to their employment agreements as amended in September 1996, in the event of a change in control of the Company, as defined in such agreements, followed by a termination of employment, Mr. Mattox will receive a payment equal to two times his then base annual salary and Mr. Tepera will receive a payment equal to one and one-half times his then base annual salary, in each case, payable in a lump sum.

     Mr. Consoli and Mr. Ingraham each resigned as an employee and executive officer of the Company in February 1996. Pursuant to the terms of their employment agreements with the Company, Mr. Consoli and Mr. Ingraham became entitled to receive $77,400 and $67,310, respectively, from the Company as a result of such resignations.

     The foregoing employment agreements contain certain noncompetition covenants pursuant to which each officer is prohibited from providing portrait photography services to certain persons and entities within certain geographic areas following the expiration of the terms of such agreements (without regard to the termination of employment prior to the expiration of the terms of the agreements). The duration of the noncompetition covenants is for five years following the expiration of the terms of the Company's employment agreements with each of Mr. Bates and Mr. Smith and for two years following the expiration of the terms of the Company's employment agreements with its other executive officers, including the Named Executive Officers. The foregoing employment agreements entitle the Company to specific performance and liquidated damages of $3.0 million each if Mr. Bates or Mr. Smith breaches his noncompetition covenant with the Company.

     Pursuant to the Company's Equity Compensation Plan, the Stock Option/Compensation Committee of the Board of Directors (which administers such plan) may, in its discretion and in accordance with the terms thereof, in the event of a change of control as defined therein, accelerate the exercisability of, and authorize cash settlement payments in respect of, outstanding awards, including options, under the Plan.

  Report of the Stock Option/Compensation Committee of the Board of Directors on Executive Compensation

     The Company's compensation program for its executive officers is administered by the Stock Option/ Compensation Committee of the Board of Directors (the "Committee"). The present members of the committee are Mr. Bolger, Mr. Cost, Mr. Ferrell and Mr. Shaw, none of whom has ever been an officer or employee of the Company. The Committee is responsible for determining the compensation of the Company's executive officers and administering the Company's equity-based compensation plans.

  Compensation Policy

     The Committee's present policy regarding executive officer compensation is designed principally to (i) attract and retain experienced and capable management, an increasingly challenging goal given the increasing complexities and challenges of the Company's business as well as the relatively small number of companies operating in the Company's industry, (ii) motivate and reward exceptional individual performances by the Company's executive officers and
(iii) motivate the Company's executive officers to improve shareholder return on the Common Stock. The Committee believes that exceptional individual performances by the Company's executive officers will positively impact the performance of the respective areas of the Company's operations for which such officers are responsible which will, in turn, positively impact the Company's results of operations. The Committee further believes that improvements in shareholder return on the Common Stock will occur principally as a result of improvements in the Company's results of operations.

     The Company's executive officer compensation for 1995 consisted of base annual salary, stock option grants under the Equity Compensation Plan and, with regard to certain executive officers, discretionary cash bonuses. The Company presently has no short-term or long-term incentive program for its executive officers other than the Company's 1992 Stock Option Plan and the Equity Compensation Plan. The Committee's determinations as to exceptional performance by an executive officer and the impact of such performance on the areas of the company's operations for which such offer is responsible, as well as the further impact, if any, of such performance on the company's results, are made principally on a subjective basis. The determination as to exception individual performance is based principally on a subjective assessment of the executive officer's job performance against his job responsibilities. Such determination is also based, to a lesser extent, on the adherence to cost budgets established by the Company's finance department for the areas of the Company's operations for which such executive officer is responsible. To the extent that the exceptional performance by an executive officer, as determined on the foregoing basis, results in a promotion or other increases in responsibilities, the Committee typically rewards such performance with an increase in base annual salary. To the extent that the Committee determines, on the foregoing basis, that such exceptional performance has had a positive impact on the area of the Company's operations for which such executive officer is responsible, which, in turn, has had a positive impact on the Company's results of operations, the Committee typically rewards such officer with a discretionary cash bonus and/or an increase in base annual salary.

     As discussed below, the Committee increased the base salaries of all executive officers, other than Mr. Bates and Mr. Smith, effective April 1995. Also as discussed below, the Committee awarded, during April and May 1995, cash bonuses to several executive officers based upon individual performance or a previously existing contractual arrangement to pay a bonus. In addition, during October 1995, the Committee increased the salaries of Mr. Tepera, Mr. Consoli and James O. Mattox, Executive Vice President-Operations, and granted stock options to such executive officers, as well as to Mr. Wren and Mr. Smith, in recognition of the promotions and increased responsibilities of these three individuals in connection with the Company's restructuring of certain areas of its senior management and to provide incentives to the key members of the Company's restructured management in dealing with the challenges of restoring the Company to profitability by cutting the costs and increasing sales. In November 1995, in an effort to reduce salaries and in connection with the Company's obtaining a new credit facility from its commercial bank lender, the Company and each of Mr. Wren and Mr. Smith (as well as Mr. Bates) agreed to certain salary reductions as discussed below.

     The Compensation Committee has reviewed its compensation policies with respect to the Company's executive officers and determined that Section 162(m) of the Internal Revenue Code of 1986, as amended, should have no impact on such policies in 1996, since no executive officer is expected to receive compensation in 1996 in excess of the $1.0 million threshold. Section 162(m) does not prohibit a company from paying annual compensation in excess of $1.0 million but may limit a company's ability to deduct such excess amounts for income tax purposes.

  Base Salaries

     Effective April 1995, based on the recommendations of Mr. Bates, the Company's then Chief Executive Officer, the Committee increased the base salaries of Mr. Wren, Mr. Consoli and Mr. Ingraham and the

Company's then Chief Financial Officer. With regard to Mr. Wren and Mr. Consoli, such increases were due to promotions and increased responsibilities. The amount of the increase for each such executive officer was based on the level of responsibility of each such officer in comparison to that of other executive officers and the internal equity of executive officer salaries based on such responsibility levels. Mr. Ingraham's salary increase was due to the change in his job responsibilities in the first quarter of 1995 and was based on the salary of another officer of the Company with similar job responsibilities. The then Chief Financial Officer's salary increase was due to the significant amount by which the 1994 salaries of the chief financial officers of each of the two companies in the Peer Group Index in the Comparative Performance Graph exceeded his 1994 salary.

     In October 1995, the Committee increased the base salaries of Mr. Tepera, Mr. Consoli and Mr. Mattox in recognition of their promotions (to executive officers in the case of Mr. Tepera and Mr. Mattox) and resulting increased responsibilities in connection with the Company's restructuring of certain areas of its senior management and to provide incentives to the key members of the Company's restructured senior management in dealing with the challenges of restoring the Company to profitability by cutting costs and increasing sales.

     In November 1995, in an effort to reduce its salary costs and in connection with obtaining a new credit facility from its commercial bank lender, (i) the Company and each of Mr. Bates and Mr. Smith agreed that neither Mr. Bates and Mr. Smith would receive a salary (but would continue to receive certain perquisites) and (ii) Mr. Wren and the Company agreed that his salary would be reduced by 16% from $269,500 to $225,000, with all of the foregoing salary changes to commence December 1995 and to continue until the maturity date of such credit facility (January 1997).

     In reviewing base salaries of executive officers, the Committee reviews the available compensation information of the two companies in the Peer Group Index in the Comparative Performance Graph. However, this information does not typically affect the decisions of the Committee with regard to setting executive officer compensation.

  Short Term Incentive Opportunities -- Discretionary Cash Bonuses

     The Committee determined that several of the Company's executive officers performed exceptionally during 1994 and that such performances positively impacted the respective areas of the Company's operations for which they were responsible as well as the Company's results of operations for 1994. Therefore, based upon the recommendation of Mr. Bates, cash bonuses were awarded to Mr. Wren and Mr. Ingraham in April 1995 in amounts of approximately 10.7% and 12.3%, respectively, of their respective base salaries. The Committee also awarded Mr. Consoli a cash bonus in April 1995, based upon a contractual obligation to do so, in an amount equal to approximately 33% of his base salary.

  Long Term Incentive Opportunities -- 1992 Stock Option Plan and Equity Compensation Plan

     For many years, the Company has provided equity awards as a key element of its program for motivating and rewarding its associates, including its executive officers. Prior to its initial public offering, the Company made restricted equity awards to its associates, and, in connection with its initial public offering, the Company adopted the 1992 Stock Option Plan. In February 1995, the Company established the Equity Compensation Plan, which could be used to grant stock options or other forms of equity-based compensation, and in connection therewith, ended the Company's ability to grant stock options under the 1992 Stock Option Plan. In May 1995, the Committee awarded an option to Mr. Bates in recognition of his contribution to the Company since it was founded in 1982 and to help insure his continued interest and involvement in the improvement of shareholder return on the Common Stock following his resignation as Chief Executive Officer. The Company and Mr. Bates agreed to the cancellation of the option awarded Mr. Bates for no value in November 1995 in recognition of the need for the availability of additional shares of Common Stock for awards under the Plan to other executive officers and employees of the Company. In November 1995, the Committee awarded stock options to Mr. Smith, Mr. Wren, Mr. Consoli, Mr. Tepera and Mr. Mattox for the reasons discussed above, and, to a lesser extent, as to Mr. Wren and Mr. Smith, in recognition of their cooperation in reducing their base salaries in connection with the Company's efforts to reduce salaries and its obtaining of a new credit facility from its commercial bank lender. The number of options awarded to each such executive officer was based on internal equity with regard to the number of options held by and the level of responsibility of, in each instance, each such officer as compared to that of other executive officers.

     The Committee believes that options awarded under the Equity Compensation Plan motivate executive officers to improve the Company's performance in the respective areas for which they are responsible and encourage them to remain employed by the Company. The Committee does not have a specific time during the year when it awards options.

  Chief Executive Officer

     In May 1995, the Committee awarded stock options to Mr. Bates which were subsequently cancelled for no value as discussed above. In July 1995, Mr. Bates resigned as Chief Executive Officer of the Company but continued thereafter in the position of Special Advisor to the Chief Executive Officer and the Board of Directors. In connection with his new position with the Company, the Committee and Mr. Bates amended his employment agreement with the Company as discussed above. Also as discussed above, the Company and Mr. Bates further amended his employment agreement in November 1995 in an effort to reduce the Company's salary costs and in connection with the Company obtaining a new credit facility.

     On July 17, 1996, Mr. Bates resigned as the Chief Executive Officer of the Company and Mr. Wren was appointed to such position. In November, 1995, the Committee awarded certain stock options to Mr. Wren and the Company, with the agreement of Mr. Wren, reduced Mr. Wren's base salary all as discussed above.

                                        STOCK OPTION/COMPENSATION COMMITTEE

                                        Joseph P. Bolger
                                        Bradley P. Cost
                                        John D. Ferrell
                                        Alan P. Shaw, Chairman

  Stock Option/Compensation Committee Interlocks And Insider Participation

     Bradley P. Cost is a partner in the law firm of Haythe & Curley, New York, New York, which provides legal services to the Company from time to time.

  Comparative Performance Graph

     The graph set forth below compares cumulative total shareholder return on the Company's Common Stock with the cumulative total return of the companies listed on The NASDAQ Stock Market (U.S. Companies) ("NASDAQ Market Index") and a peer group consisting of PCA International, Inc. and CPI Corp., two publicly-traded companies in the Company's line of business (the "Peer Group Index"), for the period from September 17, 1992 (the date of the Company's initial public offering) to December 31, 1995. The comparison assumes the investment of $100 in the Common Stock, the NASDAQ Market Index and the Peer Group Index on September 17, 1992 and the reinvestment of all dividends. The shareholder return of each of the companies in the Peer Group Index has been weighted according to market capitalization at the beginning of each measurement period. With regard to the Peer Group Index, although CPI Corp.'s principal line of business is the provision of portrait photography services, it also engages in certain other lines of business, principally retail photo processing.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
                         AMONG AMERICAN STUDIOS, INC.,
                    NASDAQ MARKET INDEX AND PEER GROUP INDEX
                    SEPTEMBER 17, 1992 TO DECEMBER 31, 1995

      MEASUREMENT PERIOD           AMERICAN      NASDAQ MARKET    PEER GROUP
    (FISCAL YEAR COVERED)        STUDIOS, INC.       INDEX           INDEX
9/17/92                                    100             100             100
12/31/92                                   235             109             119
12/31/93                                    52             130              96
12/31/94                                    24             137             101
12/31/95                                    12             177              97

CERTAIN TRANSACTIONS

     The spouse of J. Robert Wren, Jr., Chief Executive Officer of the Company, is a partner in the law firm of Petree Stockton, L.L.P., Charlotte, North Carolina, the Company's general counsel.

     In connection with a verbal agreement relating to the termination of his consulting agreement with the Company in November 1995, the Company has determined to pay Mr. Swenson $56,000 (the amount that would have been payable during the remainder of the term of his consulting agreement had it not been terminated). Such agreement was terminated by the Company at such time in connection with the modification of the Company's credit facility. At the time of such termination, the Company verbally agreed with Mr. Swenson that it would renew its consulting agreement with him as soon as it was permissible to do so under the credit facility.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934, requires that the Company's directors, executive officers and persons who own more than 10% of the outstanding shares of the Common Stock file with the Securities and Exchange Commission certain reports relating to their ownership of Common Stock and changes in such ownership. The Company is required to identify herein any person subject to this requirement who failed to file any such report on a timely basis. Based on its review of the copies of such reports furnished to the Company and written representations that no other reports were required during 1995, the Company believes that during 1995 applicable Section 16(a) reporting requirements were met except that Ed. J. Tepera and James O. Mattox each filed late his initial Form 3 and Mr. Mattox filed late a Form 4 reporting his purchase of shares of Common Stock.

                                                                        ANNEX II

                          [Croft & Bender Letterhead]

                               December 17, 1996

Board of Directors
American Studios, Inc.
11001 Park Charlotte Boulevard
Charlotte, North Carolina 28273

To the Members of the Board:

     We understand that American Studios, Inc. (the "Company"), PCA International, Inc. (the "Acquiror") and PCA Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of the Acquiror, propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Purchaser will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $.001 per share (the "Shares"), at $2.50 per Share, net to the seller in cash. The Offer is expected to commence not later than five business days after the public announcement of the execution of the Agreement. The Agreement also provides that, following consummation of the Offer, the Purchaser will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $2.50 in cash.

     You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed publicly available information concerning the Company which we believe to be relevant to our analysis;

          (2) Reviewed certain information, including financial and operating information with respect to the business, operations and prospects of the Company, furnished to us by the Company;

          (3) Conducted discussions with members of senior management of the Company concerning its business, operations and prospects;

          (4) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly-traded companies which we deemed to be reasonably similar to the Company;

          (5) Compared the results of operations and present financial condition of the Company with those of certain publicly-traded companies which we deemed to be reasonably similar to the Company;

          (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (7) Performed certain financial analyses with respect to the Company's projected future operating performance, including a discounted cash flow analysis;

          (8) Reviewed the final execution draft of the Agreement; and

          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and, although we have discussed such information with management, we have not independently verified such information. With respect to the financial forecasts for the years 1997 through 2000 furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have not conducted a physical inspection of the properties and facilities of the Company, and we have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. We hereby consent to the inclusion of this letter in the regulatory filings required in connection with the Offer and the Merger, including Schedule 14D-9 and the proxy statement to be filed in connection with the Board's recommendation regarding the Offer and the Merger. This opinion is not intended to be and shall not constitute a recommendation to any shareholder of the Company as to whether to tender Shares pursuant to the Offer.

     We have acted as financial advisor to the Company in connection with the proposed transaction and will receive a fee for our services which is in part contingent upon the consummation of the proposed transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

     On the basis of, and subject to the foregoing, we are of the opinion as of the date hereof that the proposed cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          /s/ CROFT & BENDER LLC

                                          CROFT & BENDER LLC

                [The Robinson-Humphrey Company, Inc. Letterhead]

                               December 17, 1996

Board of Directors
American Studios, Inc.
11001 Park Charlotte Boulevard
Charlotte, North Carolina 28273

To the Members of the Board:

     We understand that American Studios, Inc. (the "Company"), PCA International, Inc. (the "Acquiror") and PCA Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of the Acquiror, propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Purchaser will make a tender offer (the "Offer") for all shares of the Company's common stock, par value $.001 per share (the "Shares"), at $2.50 per Share, net to the seller in cash. The Offer is expected to commence not later than five business days after the public announcement of the execution of the Agreement. The Agreement also provides that, following consummation of the Offer, the Purchaser will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $2.50 in cash.

     You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such shareholders from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

          (1) Reviewed publicly available information concerning the Company which we believe to be relevant to our analysis;

          (2) Reviewed certain information, including financial and operating information with respect to the business, operations and prospects of the Company, furnished to us by the Company;

          (3) Conducted discussions with members of senior management of the Company concerning its business, operations and prospects;

          (4) Reviewed the historical market prices and trading activity for the Shares and compared them with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (5) Compared the results of operations and present financial condition of the Company with those of certain publicly traded companies which we deemed to be reasonably similar to the Company;

          (6) Compared the proposed financial terms of the transactions contemplated by the Agreement with the financial terms of certain other mergers and acquisitions which we deemed to be relevant;

          (7) Performed certain financial analyses with respect to the Company's projected future operating performance, including a discounted cash flow analysis;

          (8) Reviewed the final execution draft of the Agreement; and

          (9) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

     In preparing our opinion, we have relied on the accuracy and completeness of all information supplied or otherwise made available to us by the Company, and, although we have discussed such information with management, we have not independently verified such information. With respect to the financial forecasts for the years 1997 through 2000 furnished by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have not conducted a physical inspection of the properties and facilities of the Company, and we have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. We hereby consent to the inclusion of this letter in the regulatory filings required in connection with the Offer and the Merger, including Schedule 14D-9 and the proxy statement to be filed in connection with the Board's recommendation regarding the Offer and the Merger. This opinion is not intended to be and shall not constitute a recommendation to any shareholder of the Company as to whether to tender Shares pursuant to the Offer.

     We have acted as financial advisor to the Company in connection with the proposed transaction and will receive a fee for our services which is in part contingent upon the consummation of the proposed transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. The Robinson-Humphrey Company, Inc. has provided investment banking services for the Company in the past and has received customary fees for these services. In the ordinary course of business, The Robinson-Humphrey Company, Inc. actively trades in the common stock of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion as of the date hereof that the proposed cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

                                  Very truly yours,

                                  /s/ THE ROBINSON-HUMPHREY COMPANY, INC.

                                  THE ROBINSON-HUMPHREY COMPANY, INC.